SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 19)
Under the Securities Exchange Act of 1934
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO 13(d)-2(a)

Johns Manville Corporation (formerly Schuller Corporation)

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

478129-10-9

(CUSIP Number)

Robert A. Falise, Esq.
Manville Personal Injury Settlement Trust
143 Bedford Road
Katonah, NY 10536
(914) 767-3700

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 28, 2000

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules files in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP NO. - 478129-10-9

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Manville Personal Injury Settlement Trust;
     I.R.S. Identification No. 43-1301883

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [ ]
                                                                     (b)  [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     Not Applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)         [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     New York

  NUMBER OF         7.      SOLE VOTING POWER
   SHARES
 BENEFICIALLY               102,230,819
OWNED BY EACH
  REPORTING         8.      SHARED VOTING POWER
   PERSON
    WITH                    0

                    9.      SOLE DISPOSITIVE POWER

                            102,230,819

                    10.     SHARED DISPOSITIVE POWER

                            0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     102,230,819

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     74.4%

14.  TYPE OF REPORTING PERSON
     OO

CUSIP NO. - 478129-10-9

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Robert A. Falise*

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [ ]
                                                                     (b)  [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     Not Applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)         [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.

  NUMBER OF         7.      SOLE VOTING POWER
   SHARES
 BENEFICIALLY               0
OWNED BY EACH
  REPORTING         8.      SHARED VOTING POWER
   PERSON
    WITH                    102,230,819

                    9.      SOLE DISPOSITIVE POWER

                            0

                    10.     SHARED DISPOSITIVE POWER

                            102,230,819

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     102,230,819

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     74.4%

14.  TYPE OF REPORTING PERSON
     IN

*    Mr. Falise disclaims beneficial ownership of the shares of Common Stock owned by the Trust.

CUSIP NO. - 478129-10-9

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Louis Klein, Jr.*

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [ ]
                                                                     (b)  [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     Not Applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)         [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.

  NUMBER OF         7.      SOLE VOTING POWER
   SHARES
 BENEFICIALLY               0
OWNED BY EACH
  REPORTING         8.      SHARED VOTING POWER
   PERSON
    WITH                    102,230,819

                    9.      SOLE DISPOSITIVE POWER

                            0

                    10.     SHARED DISPOSITIVE POWER

                            102,230,819

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     102,230,819

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     74.4%

14.  TYPE OF REPORTING PERSON
     IN

*    Mr. Klein disclaims beneficial ownership of the shares of Common Stock owned by the Trust.

CUSIP NO. - 478129-10-9

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Frank J. Macchiarola*

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [ ]
                                                                     (b)  [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     Not Applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)         [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.

  NUMBER OF         7.      SOLE VOTING POWER
   SHARES
 BENEFICIALLY               0
OWNED BY EACH
  REPORTING         8.      SHARED VOTING POWER
   PERSON
    WITH                    102,230,819

                    9.      SOLE DISPOSITIVE POWER

                            0

                    10.     SHARED DISPOSITIVE POWER

                            102,230,819

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     102,230,819

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     74.4%

14.  TYPE OF REPORTING PERSON
     IN

*    Mr. Macchiarola disclaims beneficial ownership of the shares of Common
     Stock owned by the Trust.

CUSIP NO. - 478129-10-9

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Christian E. Markey, Jr.*

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [ ]
                                                                     (b)  [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     Not Applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)         [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.

  NUMBER OF         7.      SOLE VOTING POWER
   SHARES
 BENEFICIALLY               0
OWNED BY EACH
  REPORTING         8.      SHARED VOTING POWER
   PERSON
    WITH                    102,230,819

                    9.      SOLE DISPOSITIVE POWER

                            0

                    10.     SHARED DISPOSITIVE POWER

                            102,230,819

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     102,230,819

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     74.4%

14.  TYPE OF REPORTING PERSON
     IN

*    Judge Markey disclaims beneficial ownership of the shares of Common Stock owned by the Trust.

AMENDMENT NO. 19 TO SCHEDULE 13D
RELATING TO THE COMMON STOCK OF
JOHNS MANVILLE CORPORATION

           This Amendment No. 19 (this "Amendment") filed by the Manville Personal Injury Settlement Trust, a New York trust (the "Trust"), Robert A. Falise (a Trustee of the Trust), Louis Klein, Jr. (a Trustee of the Trust), Frank J. Macchiarola (a Trustee of the Trust) and Christian E. Markey, Jr. (a Trustee of the Trust, and together with Messrs. Falise, Klein and Macchiarola, the "Trustees"), amends and supplements the Statement on Schedule 13D relating to the Trust's ownership of shares of Common Stock, par value $.01 per share (the "Common Stock") of Johns Manville Corporation (formerly known as Schuller Corporation), a Delaware Corporation ("the Company") filed with the Securities and Exchange Commission on December 8, 1988 by the Trust and its former trustees and the previous amendments and supplements thereto (as previously amended and supplemented, the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of the Transaction.

           Item 4 of the Schedule 13D is hereby supplemented as follows:

           On December 28, 2000, the Trust sold 10,500,000 shares of Common Stock to the Company pursuant to the Share Purchase Agreement (as defined in Amendment No. 18 to the Schedule 13D, filed with the Commission on December 22, 2000) (*Amendment No. 18")).

           A copy of the Share Purchase Agreement was incorporated by reference in Amendment No. 18 and is incorporated herein by reference. The descriptions of the transactions contemplated in the Share Purchase Agreement contained in this Amendment are qualified in their entirety by reference to the Share Purchase Agreement.

Item 5.	Interest in Securities of the Issuer.

           Item 5 of the Schedule 13D is hereby further amended and supplemented as follows:

           Following the consummation of the sale pursuant to the Share Purchase Agreement, the Trust has sole power to dispose of and to vote 102,230,819 shares of Common Stock. The Trustees share the power to direct the disposition or the voting of the 102,230,819 shares of Common Stock held by the Trust.

           Such 102,230,819 shares of Common Stock represent approximately 74.4% of the approximately 137,368,551 shares of Common Stock outstanding (based on the 147,868,551 shares of Common Stock outstanding on December 19, 2000 as represented in the Merger Agreement (as defined in Amendment No. 18 and subtracting from that amount the shares of Common Stock purchased by the Company from the Trust on December 28, 2000).

           Pursuant to the Share Purchase Agreement, the Trust sold, in a non-public transaction, 10,500,000 shares of Common Stock to the Company at a price of $13.00 per share of Common Stock equaling a total purchase price of approximately $136,500,000.

           Each of the Trustees hereby disclaims beneficial ownership of all of the shares of Common Stock owned by the Trust.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

           Item 6 of the Schedule 13D is hereby further amended and supplemented by incorporating the responses contained in Item 4 and 5 of this Amendment.

SIGNATURE

           After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment is true, complete and correct.

Dated: December 28, 2000

MANVILLE PERSONAL INJURY SETTLEMENT TRUST
By:	/s/ Robert A. Falise

	Name: Title:	Robert A. Falise Trustee
By:	/s/ Louis Klein, Jr.

	Name: Title:	Louis Klein, Jr. Trustee
By:	/s/ Frank J. Macchiarola

	Name: Title:	Frank J. Macchiarola Trustee
By:	/s/ Christian E. Markey, Jr.

	Name: Title:	Christian E. Markey, Jr. Trustee